FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May ,2004

Commission File Number: 1-10817

CELLTECH GROUP PLC

(Translation of registrant's name into English)

208 Bath Road, Slough, Berkshire SL1 3WE ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure: Holding(s) in Company

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company
Celltech Group plc

2. Name of shareholder having a major interest
FMR Corp and its direct and indirect subsidiaries and Fidelity International Limited (FIL) and its
direct and indirect subsidiaries, both being non-beneficial holders.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

State Street Nominees Limited	496,159
Chase Nominees Limited	2,760,155
State Street Bank & Trust Company	504,500
HSBC	4,337,807
State Street Bank & Trust	99,900
State Street Nominees Ltd	8,200
Brown Brothers Harriman	7,400
Chase Nominees	13,452,552
Chase Manhattan Bank London	1,684,499
Deutsche Bank	15,000
Citibank	264,700
HSBC	125,814
Bank of New York London	288,500
Northern Trust	72,600
Chase Nominees	1,000,711
Nortrust Nominees Ltd	789,526
HSBC Client Holdings Nominee (UK) Limited	1,852,407
Chase Manhattan Bank London	485,898
Northern Trust	872,700
JP Morgan	591,511
Bank of New York London	1,024,600
Morgan Stanley	398,600
Deutsche Bank	17,400
State Street Nominees Ltd	333,500
Bank of New York Brussels	439,400
State Street Bank & Trust	90,600
Citibank	133,100
Bankers Trust	42,950
Clydesdale Bank (Head Office) Nominees Limited	231,100
Mellon Bank	128,100
HSBC Client Holdings Nominee (UK) Limited	200

5. Number of shares / amount of stock acquired
N/a

6. Percentage of issued class
N/a

7. Number of shares / amount of stock disposed
6,368,582 (since last notification)

8. Percentage of issued class
2.289%

9. Class of security
50p Ordinary Shares

10. Date of transaction
Unknown

11. Date company informed
21 May 2004

12. Total holding following this notification
32,550,089

13. Total percentage holding of issued class following this notification
11.69%

14. Any additional information

15. Name of contact and telephone number for queries
Anita Dowling Tel: 01753 777106

16. Name and signature of authorised company official responsible for making this notification J A D Slater

Date of notification
21 May 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company
Celltech Group plc

2. Name of shareholder having a major interest
The Capital Group Companies, Inc.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

State Street Nominees Ltd	4,500
Chase Nominees Ltd	1,912,703
Citibank London	74,300
Nortrust Nominees	861,800
Mellon Nominees (UK) Ltd	132,300
State Street Nominees Ltd	313,000
Bank of New York Nominees	4,129,001
Northern Trust	938,702
Chase Nominees Ltd	1,900,763
Midland Bank plc	105,100
Bankers Trust	210,200
Barclays Bank	22,100
Citibank London	19,600
Morgan Guaranty	264,800
Nortrust Nominees	2,487,738
Royal Bank of Scotland	652,800
State Street Bank & Trust Co	810,593
Deutsche Bank AG	926,500
HSBC Bank plc	829,500
Mellon Bank N.A	96,500
Northern Trust AVFC	72,536
KAS UK	51,910
Mellon Nominees (UK) Ltd	23,400
Bank One London	82,300
State Street Nominees Ltd	58,000
Chase Nominees Ltd	2,257,491
Midland Bank plc	529,100
Barclays Bank	566,900
Citibank London	23,700
Brown Bros	34,230
Royal Bank of Scotland	380,000
State Street Bank & Trust Co.	53,400
Lloyds Bank	68,500
RBSTB Nominees Ltd	104,800
Citibank NA	17,600
HSBC Bank plc	398,409
State Street Nominees Ltd	965,259
Bank of New York Nominees	90,768
Chase Nominees Ltd	372,200
Midland Bank plc	153,700
Deutsche Bank Mannheim	32,900
Bankers Trust	9,800
Citibank London	28,700
Nortrust Nominees	459,023
Royal Bank of Scotland	129,500
State Street Bank & Trust Co	328,299
Citibank	3,700
RBSTB Nominees Ltd	26,300
Citibank NA	36,300
HSBC Bank plc	128,000

5. Number of shares / amount of stock acquired
N/a

6. Percentage of issued class
N/a

7. Number of shares / amount of stock disposed
10,808,870 (since last notification)

8. Percentage of issued class
3.88%

9. Class of security
Ordinary 50p Shares

10. Date of transaction
19 May 2004

11. Date company informed
21 May 2004

12. Total holding following this notification
24,179,225

13. Total percentage holding of issued class following this notification
8.69%

14. Any additional information
-
15. Name of contact and telephone number for queries
Anita Dowling 01753 777106

16. Name and signature of authorised company official responsible for making this notification
J A D Slater

Date of notification
21 May 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                           CELLTECH GROUP PLC
                                                                                                                                                           (Registrant)

                                                                                                                                                           By: /s/ PETER ALLEN
                                                                                                                                                           Peter Allen
                                                                                                                                                           Chief Financial Officer

Dated: 21 May, 2004